UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-50499

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

MINDSPEED TECHNOLOGIES, INC.

(Name of issuer of the securities held pursuant to the plan)

4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

*	Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

June 15, 2004

Independent Auditors’ Report

To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan

     We have audited the accompanying statement of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the period July 1, 2003 (inception) through December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the period July 1, 2003 (inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) and (2) Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year), as of and for the period July 1, 2003 (inception) through December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003

ASSETS
Investments (Note 2)
Interest bearing cash	$91,000
Common/collective trust	507,640
Mutual funds	2,641,025
Mindspeed Technologies, Inc. common stock	1,835,403
Participant loans	30,225

5,105,293

Cash	2,902
Receivables
Other	61

Total assets	5,108,256

LIABILITY
Operating payables	14,913

NET ASSETS AVAILABLE FOR BENEFITS	$5,093,343

See the accompanying notes to these financial statements

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

PERIOD JULY 1, 2003 (INCEPTION) THROUGH DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments (Note 2)	$825,247
Interest and dividends	6,122

831,369

Contributions
Participants	2,254,593
Company
Mindspeed Technologies, Inc. common stock	900,051
Cash	76,864
Rollover	1,089,901

4,321,409

Total additions	5,152,778

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	54,604
Administrative expenses	4,831

Total deductions	59,435

NET INCREASE	5,093,343
NET ASSETS AVAILABLE FOR BENEFITS, beginning of the period	—

NET ASSETS AVAILABLE FOR BENEFITS, end of period	$5,093,343

See the accompanying notes to these financial statements

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

     General – The Plan became effective on July 1, 2003 and is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), covering all eligible employees of Mindspeed Technologies, Inc. (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

     Eligibility – An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee.

     Contributions – Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percent of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of seventeen percent (17%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election in one or more of several investment funds.

     The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company may also make a profit sharing contribution at its discretion, to be determined by the plan committee. The Company’s matching contributions and profit sharing contributions are in the form of common stock of the Company, but may, at the discretion of the Board of Directors, be in cash or in any combination of cash and common stock of the Company. The Company made matching contributions for the period ended December 31, 2003 totaling $976,915. Of this amount, $76,864 was funded in cash and $900,051 was funded in Company common stock. The Company did not make a profit sharing contribution for the period ended December 31, 2003.

     Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of profit sharing contributions are based on a participant’s base compensation. Allocations of earnings and expenses are based on a participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company.

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Vesting – Participants are fully vested in all contributions and earnings on contributions.

     Forfeitures – Participants are fully vested in their accounts upon entry to the Plan, therefore the Plan does not allow for forfeitures.

     Administrative Expenses – The employer absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

     Payment of Benefits – Plan benefits are distributed in a lump sum or installments.

     Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59½). Withdrawals made under this provision are limited to one withdrawal every six (6) months.

     Participant Loans – Participants may generally borrow an amount not exceeding the least of fifty percent (50%) of their balance, $50,000, or the aggregate of the balances in the borrower’s pre-tax contribution and post-tax contribution accounts. The loans are collateralized by the participant’s vested interest in the Plan.

     Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

     Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half (2½) months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2½) months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

     Basis of Accounting – The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and present the fair value of assets available for employee benefits and the changes in those assets.

     Investment Valuation – Quoted market prices are used to value investments except for the participant loans. Participant loans are valued at the outstanding principal balance which the Plan administrator (the Company) has estimated approximates fair value.

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – INVESTMENTS

     The following table presents the fair values of the investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2003 are separately identified:

PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices
Common/collective trust
Fidelity Managed Income Portfolio Trust	$507,640

Mutual funds
Fidelity Dividend Growth Fund	355,090
Spartan U.S. Equity Index Fund	347,092
The Oakmark Select Fund	291,038
Other	1,647,805

Total mutual funds	2,641,025

Mindspeed Technologies, Inc. Common Stock	1,835,403

Interest bearing cash	91,000

At estimated fair value
Participant loans	30,225

$5,105,293

     The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated in value for the period July 1, 2003 (inception) through December 31, 2003. A summary of the change in fair value of the investments is as follows:

Mindspeed Technologies, Inc. common stock	$612,760
Mutual funds	212,487

$825,247

NOTE 3 – PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.

NOTE 4 – TAX STATUS

     The Plan Sponsor has applied for a determination letter from the Internal Revenue Service and believes that the Plan, and related trust are designed and currently being operated in compliance with the applicable requirements of the IRC. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

NOTE 5 — RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company (a wholly-owned subsidiary of Fidelity Investments) is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also holds investments in the common stock of Mindspeed Technologies, Inc., the Plan Sponsor, and, therefore, these transactions also qualify as party-in-interest transactions.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 01-0616769
PLAN NUMBER: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d)Cost		Value
*	Fidelity Investments	Interest bearing cash	*	*	$91,000
*	Fidelity Investments	Fidelity Fund	*	*	$42,841
*	Fidelity Investments	Fidelity Growth Company Fund	*	*	$193,549
*	Fidelity Investments	Fidelity OTC Portfolio Fund	*	*	$19,790
*	Fidelity Investments	Fidelity Low Prices Stock Fund	*	*	$220,612
*	Fidelity Investments	Fidelity Diversified International Fund	*	*	$105,739
*	Fidelity Investments	Fidelity Dividend Growth Fund	*	*	$355,090
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	*	*	$202,514
*	Fidelity Investments	Fidelity Freedom Income Fund	*	*	$37,935
*	Fidelity Investments	Fidelity Freedom 2000 Fund	*	*	$8,786
*	Fidelity Investments	Fidelity Freedom 2010 Fund	*	*	$35,883
*	Fidelity Investments	Fidelity Freedom 2020 Fund	*	*	$54,081
*	Fidelity Investments	Fidelity Freedom 2030 Fund	*	*	$39,809
*	Fidelity Investments	Fidelity Freedom 2040 Fund	*	*	$28,497
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	*	*	$34,396
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	*	*	$507,640
*	Fidelity Investments	Fidelity US Bond Index Fund	*	*	$139,917
*	Fidelity Investments	TRP EMG Market Stock Fund	*	*	$33,792
	Ariel	Ariel Fund	*	*	$115,579
	Baron	Baron Growth Fund	*	*	$232,323
	Oakmark	The Oakmark Select Fund	*	*	$291,038
	Spartan	Spartan US Equity Index Fund	*	*	$347,092
	Van Kampen	Van Kampen Growth & Income Fund	*	*	$101,762
*	Mindspeed Technologies, Inc.	Common stock 267,942 shares	*	*	$1,835,403
*	Participant loans	Interest rates ranging from 5.75% to 10.00%	$0		$30,225

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and the
accompanying notes to the financial statements

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
PERIOD JULY 1, 2003 (INCEPTION)
THROUGH DECEMBER 31, 2003
FEIN: 01-0616769
PLAN NUMBER: 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(ACQUIRED AND DISPOSED OF WITHIN YEAR)

	(b) Description of
	Investment Including
	Maturity Date, Rate of
(a) Identity of Issue,	Interest, Collateral,	(c) Costs of	(d) Proceeds of
Borrower, Lessor or Similar Party	Par or Maturity Value	Acquisitions	Dispositions
Participant Loans	Interest rates ranging from 5.75% to 10.00%	$0	$0

See Independent Auditors’ Report and the
accompanying notes to the financial statements

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

Date: June 24, 2004	By	/s/ Bradley W. Yates

Bradley W. Yates
Senior Vice President and Chief Administrative Officer
of Mindspeed Technologies, Inc. and Member of the
Plan Committee

EXHIBIT INDEX

Exhibit
No.	Description
23	Independent Auditors’ Consent